Clerk of the Superior Court
*** Electronically Filed ***
06/05/2019 8:00 AM

SUPERIOR COURT OF ARIZONA
MARICOPA COUNTY

CR2017-145809-001 DT 06/04/2019

CLERK OF THE COURT
HONORABLE DAVID V. SEYER T. Gaulke
Deputy

STATE OF ARIZONA KENNETH N VICK

v.

MATTHEW SCOTT KOLKER (001) BRUCE FEDER

DISPOSITION CLERK-CSC

CASE DISMISSED

Pursuant to State's Motion to Dismiss,

IT IS ORDERED dismissing with prejudice the above-entitled cause, in accordance with the formal written Order signed by the Court on June 4, 2019.